GS FINANCIAL PRODUCTS U.S., L.P.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                            FOR THE THREE FISCAL MONTHS ENDED   FOR THE SIX FISCAL MONTHS ENDED
                                            ---------------------------------   -------------------------------
(Unaudited) (U.S. dollars in thousands)     May 28, 1999         May 29, 1998   May 28, 1999       May 29, 1998
                                            ------------         ------------   ------------       ------------
Earnings:
Income from continuing operations
before income taxes                               $1,370               $1,965         $2,616             $4,045
Add:  Fixed charges                                2,673                3,338          5,430              6,703
                                            -------------------------------------------------------------------
Earnings as adjusted                              $4,043               $5,303         $8,046            $10,748

Fixed charges:
Interest expense                                  $2,657               $3,280         $5,398             $6,592
Debt amortization expense                             16                   58             32                111
Interest portion of rent expense                       0                    0              0                  0
                                            -------------------------------------------------------------------
Total fixed charges                               $2,673               $3,338         $5,430             $6,703

Ratio of earnings to fixed charges                   1.5x                 1.6x           1.5x               1.6x


For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.


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